EXHIBIT 99.1

Foremost Clean Energy Reports New Discovery of Uranium Mineralization at Hatchet Lake Property

Key Highlights:

  Highly successful initial results from Foremost’s inaugural drill program at the Hatchet Lake Uranium Property (“Hatchet”)
  Discovery consists of multiple mineralized intervals, including 0.22% eU3O8 over 0.9 metres, within a 15-metre-wide zone of alteration
  Hatchet drill program is ongoing, with follow-up of new mineralization planned
  Hatchet program is part of Foremost’s $6.5 million 2025 Athabasca Basin exploration budget expected to test high priority target areas across uranium project portfolio

VANCOUVER, British Columbia, May 01, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce the discovery of uranium mineralization in drill hole TF-25-16, which intersected 0.10% eU3O8 over 6.5 metres within a 15 metre wide interval of alteration at a new target area on the Hatchet Lake Uranium Project ("Hatchet"), which is located in the world-renowned Athabasca Basin region of northern Saskatchewan. As part of the ongoing 2025 winter drilling campaign, drill hole TF-25-16 was completed to test a geophysical anomaly situated within a 600-metre gap between historic drill holes in the Tuning Fork target area (see Figure 1). As there are no historic drill holes in the vicinity of TF-25-16, the mineralization is considered to be open along and across strike.

“This discovery at Hatchet is a testament to the strategic value of our unique collaboration with Denison Mines Corp. (‘Denison’) —and the rare opportunity Foremost has been provided —building on years of high-quality exploration work. Denison’s extensive historical exploration, including past drilling and geophysical surveys, provided a clear roadmap for our inaugural drill program, allowing us to immediately focus on high-priority targets. Unlike many juniors starting from scratch, we validated high-potential targets and uncovered new mineralization in our first field program. With the drill program still underway, we’re prioritizing follow-up on this discovery while testing additional targets that Denison’s groundwork helped define.” said Jason Barnard, President & CEO of Foremost. “We are very excited for Foremost and its shareholders, as these results speak to the incredible potential of the Company’s uranium exploration portfolio and the quality of the projects we have optioned from Denison.”

Figure 1 - Location of 2025 Hatchet Drill Program holes and historical drillholes

Drill Hole TF-25-16

Drill hole TF-25-16 was completed with an azimuth of 288⁰ and a dip of 68⁰ to a depth of 251 metres located approximately [1km] SSW of historic drill hole Q20-1, which intersected weakly elevated uranium mineralization over approximately 1 metre along an interpreted near north-south oriented conductor in the Tuning Fork target area in the south eastern extent of the Hatchet property. The mineralization encountered in TF-25-16 occurs at or below the unconformity and is associated with strong clay-hematite-chlorite alteration (Figure 2) and is summarized in Table 1 as radiometric equivalent U3O8 (“eU3O8”), which has been derived from a calibrated gamma downhole probe.

Table 1: Drill hole TF-25-16 – Downhole Gamma Probe Highlights

From (m)		To (m)	Length (m) (1)	eU3O8 (%)(2)
144.5		145.5	1.0	0.132
146.0		146.5	0.5	0.083
146.9		147.8	0.9	0.217
Including	147.4	147.5	0.1	0.502
	147.5	147.6	0.1	0.580
149.8		151.0	1.2	0.155

(1) Final depth measurements and true thickness have not yet been determined
(2) Composited at a 0.05% eU3O8 cut-off

Core loss was encountered during the drilling process, which limits the available core for interpretation of the mineralized zone; however, based on an initial review of the recovered core, the mineralization encountered in TF-25-16 appears to be associated with faulting trending NE proximal to the unconformity, which represents a similar orientation to other structures that host mineralization in the region. With the mineralized zone remaining open along strike, across strike, and at depth, follow-up is warranted to assess the potential for expansion of the mineralization. See Figure 2 for core photos displaying results from handheld scintillometer logging (150 – 4500 cps – values in red) and strong alteration within a roughly 15 metre interval encompassing the mineralization. See Figure 3 for an interpreted cross section of the TF-25-16.

Figure 2 – Core photos displaying strong alteration over the elevated gamma probe reading interval.

Figure 3 – Drill hole TF-25-16 with downhole gamma probe data and logged lithologies. The elevated radioactivity is at and below the unconformity (boundary between the sandstone and underlying rocks).

Sampling, Analytical Methods and QA/QC Protocols

Following the completion of a drill hole, the hole is radiometrically logged using a downhole gamma probe, which collects continuous readings of radioactivity along the length of the drill hole. Probe results are then calibrated using an algorithm calculated from the comparison of probe results against a geochemical reference. The gamma-log results provide an immediate radiometric equivalent uranium value (eU3O8%) for the hole, which, except in very high-grade zones, is reasonably accurate.

The downhole gamma probe data detailed in this news release was measured using a QL40-GR Natural Gamma probe from Mount Sopris that was calibrated on February 27, 2025, at the Grand Junction, CO, calibration test pits. Downhole measurements were taken at 0.10m intervals from the top of hole and depth corrected to the handheld RS-125 scintillometer, which was used to determine radioactivity of the core.

Final depth measurements and true thickness have not yet been determined.

Where core has been recovered, sampling over mineralized interval is standardized 0.5m samples, except over intervals of strongly elevated radioactivity where select samples between 0.10 & 0.25m were collected. This includes shoulder samples 1m above and below the elevated zone. These select samples were split in half, with one kept in the core box and the other shipped to SRC for sample preparation and analysis. SRC is an independent laboratory with ISO/IEC 17025: 2005 accreditation for the relevant procedures. Control samples are implemented at a frequency of ~5%.

Appointment

Foremost is pleased to announce the appointment of Shayla Forster as Corporate Secretary, effective May 1, 2025, following the departure of Kelly Pladson. Ms. Forster is a seasoned governance professional with over a decade of corporate governance, corporate secretarial, and securities regulation experience with a focus on the mining sector. Her proven track record in regulatory filings, board governance, and shareholder communications will be instrumental as the Company advances its Athabasca Basin uranium projects. The Company thanks Kelly Pladson for her dedicated service during which she provided exceptional corporate governance and compliance support.

Qualified Person

The technical content of this news release has been reviewed and approved by Jordan Pearson, P. Geo., Project Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under National Instrument 43-101, who has prepared and reviewed the content of this press release.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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